Exhibit 99.6

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	May 10, 2016
Frankfurt – FMV
Mexico – AG

First Majestic Reports First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2016. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2016 Highlights

•	Silver equivalent production of 5.1 million ounces, representing a 30% increase compared Q1 2015.
•	Silver production of 3.1 million ounces, representing an 11% increase compared to Q1 2015.
•	Revenues totaled $66.5 million, representing a 22% increase compared to Q1 2015, primarily due to a 30% increase in total production.
•	Operating cash flows before working capital and taxes of $25.0 million or $0.16 per share (non-GAAP).
•	Mine operating earnings of $9.4 million compared to $5.0 million in Q1 2015.
•	Adjusted earnings of $4.6 million (EPS of $0.03) compared to a loss of $0.3 million in Q1 2015.
•	All-in sustaining costs (“AISC”) of $8.97 per payable silver ounce, representing a significant 35% reduction compared to Q1 2015 and a 20% reduction compared to the prior quarter.
•	General and administrative expenses of $3.9 million, representing an 11% decrease compared to $4.3 million in Q1 2015.
•	Cash and cash equivalents totaled $61.7 million at the end of the quarter, representing a $10.7 million increase compared to the previous quarter.

“Profit margins increased in the first quarter due to additional cost savings and various operational improvements across the business,” stated Keith Neumeyer, President and CEO of First Majestic. “Even with relatively flat silver prices compared to the previous quarter, we generated strong free cash flow due to lower operating costs and higher production at the mines. Our new mine, Santa Elena, had another great quarter and continues to exceed our expectations. Due to the significant cash flows now coming into the business combined with the recently announced C$50 million financing, we are beginning to evaluate internal growth projects, starting with increasing development and exploration at each of our operations in the coming quarters.”

Operational and Financial Highlights

Key Performance Metrics	2016-Q1	2015-Q4	Change	2015-Q1	Change
Operational
Ore Processed / Tonnes Milled	789,591	883,377	(11%)	631,609	25%
Silver Ounces Produced	3,074,173	3,055,442	1%	2,776,855	11%
Silver Equivalent Ounces Produced	5,083,095	4,820,408	5%	3,905,270	30%
Cash Costs per Ounce(1)	$5.00	$6.04	(17%)	$8.22	(39%)
All-in Sustaining Cost per Ounce(1)	$8.97	$11.28	(20%)	$13.88	(35%)
Total Production Cost per Tonne(1)	$42.72	$41.44	3%	$46.90	(9%)
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$15.08	$15.21	(1%)	$17.05	(12%)
Financial (in $millions)
Revenues	$66.5	$66.0	1%	$54.6	22%
Mine Operating Earnings(2)	$9.4	$3.9	141%	$5.0	88%
Earnings (loss) before income taxes	$1.4	($115.9)	101%	$0.7	85%
Income taxes (expense) recovery, current and deferred(3)	($8.8)	$12.9	(168%)	($1.8)	(378%)
Net Loss	($7.4)	($103.0)	93%	($1.1)	(573%)
Operating Cash Flows before Working Capital and Taxes(2)	$25.0	$17.5	42%	$17.3	44%
Cash and Cash Equivalents	$61.7	$51.0	21%	$22.4	176%
Working Capital (Deficit)(1)	$57.8	$15.6	271%	($12.6)	559%
Shareholders
Loss per Share ("EPS") - Basic	($0.05)	($0.66)	93%	($0.01)	(408%)
Adjusted EPS(1) (see page 32)	$0.03	($0.02)	250%	($0.00)	1177%
Cash Flow per Share(1)	$0.16	$0.11	42%	$0.15	9%

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

(3)	Income tax expense in the current quarter includes a one-time non-cash deferred tax expense of $6.7 million related to an election to apply historical loss carryforwards against the deconsolidation tax liability during the period.

FINANCIAL REVIEW

The Company realized an average silver price of $15.08 per ounce during the first quarter of 2016, which is 12% lower compared with the first quarter of 2015 and a 1% decrease compared to the prior quarter.

Revenues generated in the first quarter totaled $66.5 million, an increase of $11.9 million or 22% compared to $54.6 million in the first quarter of 2015. The increase in revenue was primarily due to a 36% increase in silver equivalent ounces sold, primarily related to the acquisition of the Santa Elena mine in October 2015, partially offset by the reduction in the average realized silver price.

Mine operating earnings were $9.4 million in the quarter compared to $5.0 million in the first quarter of 2015. The increase in mine operating earnings was primarily driven by an increase in production levels and a decrease in production costs, partially offset by a decline in silver prices.

Cash flow from operations before movements in working capital and income taxes in the quarter was $25.0 million ($0.16 per share) compared to $17.3 million ($0.15 per share) in the first quarter of 2015.

In March, the Company applied a new provision from the 2016 Mexican Tax Reform which allowed the Company to claim a credit of $14.7 million against future taxes related to the Company’s deconsolidation tax liability by applying loss carry-forwards at a rate of 15%, some of which were previously valued at the Mexican corporate tax rate of 30%. This effectively resulted in $6.7 million of the value of tax loss carry-forwards being written off during the period. Earnings before income taxes were $0.6 million higher than the same quarter of the prior year, primarily due to an increase in mine operating earnings, decrease in general and administrative and share-based payments expenses, partially offset by higher finance costs related to debt restructuring during the quarter.

The Company generated a net loss of $7.4 million (loss per share of $0.05) in the first quarter compared to net loss of $1.1 million (loss per share of $0.01) in the first quarter of 2015. The net loss was primarily affected by $7.8 million in deferred income tax expense. Ignoring the impact of the one time settlement of tax losses against the deconsolidation liability, the Company generated a net loss of $0.7 million (loss per share of $0.00) compared to a net loss of $1.1 million (loss per share of $0.01) in the first quarter of 2015. Excluding all non-cash and non-recurring items, the Company generated adjusted earnings of $4.6 million ($0.03 per share) during the quarter.

The Company’s treasury increased 21% to $61.7 million by the end of the quarter, reflecting a $10.7 million increase compared to the prior quarter. Additionally, the Company’s working capital position increased 271% to $57.8 million compared to $15.6 million at the end of 2015. The Company closed a $60.0 million debt financing agreement in February 2016, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Proceeds from the term loan were used primarily to settle the remaining balance of the Company’s lead and zinc prepayment facilities and associated call options. The revolving credit facility was used to replace SilverCrest’s $15.0 million credit line with the remainder available for general working capital purposes. The debt financing adds approximately $32.0 million to the Company’s working capital by deferring $28.5 million in debt repayments in 2016 and adding $3.5 million to treasury after early settlement of the prepayment facilities.

On April 22, 2016, the Company announced a CAD$50.0 million bought-deal private placement with a syndicate of underwriters for the issuance of 4,566,000 common shares at a price of CAD$10.95 per common share, with an overallotment option to purchase up to an additional 15% of the number of shares issued. The offering is scheduled to close on or about May 12, 2016. Proceeds from the financing will be used towards increasing development and exploration across the Company’s six operating mines; design, engineer and plan for the mill and mine expansion at La Guitarra to 1,000 tpd; further advance the roasting analysis and testing at La Encantada; and, for general corporate and working capital purposes.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

First Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	242,539	189,140	151,916	86,869	75,863	43,265	789,591
Silver Ounces Produced	661,292	830,787	575,969	311,400	480,413	214,312	3,074,173
Silver Equivalent Ounces Produced	1,725,417	832,957	1,001,359	578,556	580,922	363,884	5,083,095
Cash Costs per Ounce	($3.34)	$8.49	$5.39	$9.52	$5.83	$8.27	$5.00
All-in Sustaining Cost per Ounce	$1.68	$9.33	$7.06	$10.76	$7.52	$12.91	$8.97
Total Production Cost per Tonne	$42.05	$34.91	$35.29	$53.30	$53.32	$66.88	$42.72

Total production for the quarter was 5.1 million silver equivalent ounces consisting of 3.1 million ounces of silver, 16,870 ounces of gold, 8.6 million pounds of lead and 4.0 million pounds of zinc. Compared to the previous quarter, total production increased 5% primarily attributed to higher gold production at Santa Elena and higher silver grades at La Encantada. Total production in 2016 has achieved 27% of the annual guidance midpoint of between 17.8 to 19.8 million silver equivalent ounces.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce (after by-product credits) for the quarter was $5.00 per payable ounce of silver, an improvement of 17% from $6.04 per ounce in the fourth quarter of 2015 and 39% from $8.22 per ounce in the first quarter of 2015. The decrease in cash cost per ounce was primarily the result of ongoing company-wide cost reduction efforts and a focus on producing only profitable ounces, which resulted in decreases in cash cost per ounce in most of the Company’s operations. As part of this effort, the Company was able to increase overall production by 5% despite reducing throughput by 11%, resulting in significant cost savings in contractor, haulage, energy and reagents. The Santa Elena mine had a negative cash cost of ($3.34) per ounce, which contributed to the significant reduction in the Company’s consolidated cash cost. Cash costs were also benefited by an 8% weakening of the Mexican pesos against the U.S. dollars.

Consolidated AISC for the quarter was $8.97 per ounce, a 20% improvement compared to $11.28 per ounce in the previous quarter and a 35% reduction compared to $13.88 per ounce in the first quarter of 2015. AISC reduced significantly due to reduction in cash costs per ounce, as well as decreases in general and administrative expenses and sustaining capital expenditures. AISC was also lower due to the recent addition of the Santa Elena mine, which had an AISC of $1.68 per ounce in the quarter.

Total capital expenditures in the first quarter were $9.5 million, a decrease of 32% compared to the prior quarter, primarily consisting of $4.2 million at Santa Elena, $0.6 million at La Encantada, $0.9 million at Del Toro, $1.5 million at La Parrilla, $1.2 million at La Guitarra and $1.0 million at San Martin. During the quarter, some sustaining capital expenditures were partially deferred due to a slow initiation of exploration and development activities at the beginning of the year. AISC’s are expected to increase slightly in the next quarter to catch up with program targets without any change in the anticipated annual outlook for cost guidance.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.